Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges

	Nine Months Ended
	August 31,
(in millions, except ratios)	2018	2017
Net income	$2,659	$2,060
Income tax expense, net	40	46
Income before income taxes	2,699	2,106
Fixed charges
Interest expense, net of capitalized interest	147	150
Interest portion of rent expense (a)	17	17
Capitalized interest	26	20
Total fixed charges	190	187
Fixed charges not affecting earnings
Capitalized interest	(26)	(20)
Earnings before fixed charges	$2,862	$2,273
Ratio of earnings to fixed charges	15.1	12.2

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.